NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS For the six months ended June 30, 2006 and 2005

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

1.1 Date

This Management Discussion and Analysis (“MD&A”) of Northern Canadian Minerals Inc. (the “Company”) has been prepared by management as of August 25, 2006 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the six months ended June 30, 2006 and 2005 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2005 and 2004, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2 Over-all Performance

The Company is incorporated under the laws of the province of British Columbia and is in the business of acquiring and exploring resource properties.

During 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share.

The Company is listed on the TSX Venture Exchange (“TSX-V”). The Company’s common shares have also been listed on the Frankfurt Stock Exchange and have commenced trading under symbol N4I (WKN-A0F46N).

As at the date hereof, the Company has mining interests in certain resource properties as follows:

1. Uranium Properties:

On June 15, 2005, the Company entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties"). Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in and to the claims which will be "carried" in all respects through the completion of a feasibility study (as that term is defined in National Instrument 43-101) and a public announcement by the owners that they intend to place the claims into commercial production.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

As consideration for the claims, the Company paid $100,000 in cash and $200,000 through the issuance of 500,000 common shares to Bullion. In addition, the Company paid a finder’s fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a price of $0.20 per share.

Saskatchewan Properties

The Company has three exploration properties in Saskatchewan, all within the region known as the Athabasca Basin, however all properties actually lie outside the boundary of the rocks that define the present “basin”. The target type and deposit types of this area are characterized as high grade. The Collins Bay Extension project is the Company’s main project, located along the eastern margin of the Athabasca Basin, very close to Cameco’s producing mines at Eagle Point. The Company also has two smaller properties, located along the northern border of the basin, east of Uranium City, the site of initial uranium mining in Canada. The Canyon Coin Claim covers 923 hectare, and the Viking Claim covers 210 hectares.

Collins Bay Extension (CBE) Project

The CBE Project contains the Snowshoe, Harrison Peninsula and Pow Bay mineral claims, which are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin. The Athabasca Basis is the source of 32% of current world production of uranium. The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 37,310 hectares adjoining property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.

The main fault structure, the Collins Bay Fault, controlling the known deposits on Cameco ground projects on to the Athabasca Properties. The Company believes it is this features that makes the Company's ground highly prospective for economic deposits of uranium. The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine. The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U 3O8.

The Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 meters below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3 O8 from ore grading 0.27 %U3 O8; the ore was hosted by basement rocks between 0 and 200 meters below the Athabasca unconformity.

Coin Canyon Project, Saskatchewan

The Coin Canyon project consists of one claim covering 923 hectares. The property is subject to the JV Agreement with Todd Montgomery. No work has been completed at this time. The Coin Canyon claim contains three reported uranium occurrences, consisting of narrow zones, less than 1m wide, containing uranium that assays up to 3.7% U3O8. These three occurrences are hosted in the footwall gneisses, similar to some of the deposits in the Uranium City and Collins Bay areas. Future exploration will assess this property.

Viking Project – Saskatchewan

The Viking project consists of one claim covering 210 hectares. No work has been completed at this time Future exploration programs will assess this property.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

An albitatite dike intrudes into a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization. Selected grab samples contain up to 0.22% U3 O8 and 0.85% ThO2 .

Green Monster Mine Claims, Clark County

This is a primarily lead-zinc mine with highly anomalous uranium content. A 5 ton bulk sample contain 1.09 % U3 O8 was collected in 1951. Individual samples contain as much as 10.5 % U3 O8 .

Carol R Mine Claims, Mineral County

Selected uranium samples contain as much as 0.94% U3 O8. The uranium mineralization is located along the metasedimentary/felsic intrusive contact.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

Wyoming Properties

During the period ended June 30, 2006 the Company signed a formal Agreement with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into an 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in over 12,000 acres of uranium mineral claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will make payments to Miller-Berdahl totaling US$750,000 cash and 500,000 common shares, over a period of 3 years. The properties are located in four historic uranium producing districts and one undeveloped uranium district. Four project areas are located in Wyoming, and one is located in adjacent South Dakota. As of June 30, 2006, the Company paid US$150,000 in cash and $92,000 through the issuance of 200,000 common shares to Miller-Berdahl pursuant to the terms of the option agreement.

Mali Properties

Subsequent to the period ended June 30, 2006, the Company received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”). The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas.

The Permit areas were targeted and selected on the basis of historic exploration records and the similarity of the geology of the area to the uranium producing regions of Niger, immediately east of the Permit area. The Company has previously submitted applications for two exploration licenses in prospective regions of northwest Niger which is the world’s fourth largest uranium producing country.

Uranium exploration in northeast Mali was conducted by Power Reactor & Nuclear Fuel Development Corporation (PNC) of Japan from 1974 – 1981, seeking “roll-front” style uranium mineralization. Roll-front mineralization is potentially amenable to low-cost, environmentally friendly in-situ leach extraction methods. Four project areas were identified, which received significant historic drilling. Uranium values up to 0.26% U3O8 have been reported from historic records (non-43-101 compliant).

The Company has retained SRK Exploration Services, based in Cardiff, UK, to manage the exploration and evaluation of these areas. SRK is a leading international consulting firm, with extensive experience throughout Africa. The Company is now preparing detailed geological and exploration reports, targeting the most prospective portions of the Permits.

2. Pamlico & Gold Bar Properties:

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

The Company paid Bonanza $107,500, in accordance with the terms above.

(i)	The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

	1)	The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

	2)	In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre- consolidation 250,000 shares to Bonanza.

	3)	The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre- consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the “Joint Venture”) is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company’s interest shall automatically be converted into a 3% Net Profits Interest Royalty.

Pamlico

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

During the year-ended December 31, 2005, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all related capitalized acquisition and exploration costs incurred on the property of $100,000.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the year-ended December 31, 2005, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $300,950.

1.3 Selected Annual Information

Please see Management Discussion and Analysis for the fiscal year ended December 31, 2005.

1.4 Results of Operations

During the period, the Company incurred a loss of $657,020 or $0.04 per share as compared to a loss of $121,314 or $0.02 per share during the six months ended June 30, 2005, an increase in loss of $535,706. The increase in loss was primarily attributable to various costs incurred in connection with the acquisition of resource properties. The loss was also attributable to compensation expense of $269,492 for stock options granted to directors, officers, consultants and employees.

Total revenues during the period were $25,086 compared to $608 during the same period in the previous year, all of which derived from interest income.

The increase in general and administrative expenses by $551,978, was a result of increases in advertising, travel and promotions by $8,821, consulting fees by $218,570, office and administration by $18,093, professional fees by $4,891, regulatory and transfer agent fees by $21,858, stock based compensation by $259,677, and wages and benefits by $13,539.

Advertising, travel and promotion increased by $8,821 due to various travel expenses incurred by directors to facilitate the completion of various financings carried out during the period as well as presentations arranged for various potential European investors and site visits to the resource properties.

The increase in consulting fees by $218,570 during the period was a result of fees paid to various parties in connection with the Company’s acquisition of interests in resource properties and other potential acquisitions and fees paid relating to strategic public relations campaigns for increased investor awareness. No such fees were paid during the equivalent period in 2005.

The increase in office and administration by $18,093 was a result of the Company’s expenses such as administrative fees, telephone and internet, courier and postage, printing, office supplies, fees paid to newswires for press release disseminations, etc.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

Regulatory and transfer agent fees increased by $21,858 due to fees paid in connection with the Company’s listing in the TSX Venture Exchange and filing fees for mineral claims.

The Company recognizes compensation expense for all stock options granted, using fair value based method of accounting and any cash paid on the exercise of stock options is added to the stated value of common shares. As a result, the Company recorded stock based compensation expense of $ 269,492 for options granted to directors, officers, employees and consultants of the Company during the period.

During the period, the Company incurred exploration expenses of $1,000,255 (2005 – $33,388).

1.5 Summary of Quarterly Results

The following is a summary of certain financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Loss	Loss per share
June 30, 2006	$23,025	$(449,067)	$(0.02)
March 31, 2006	2,061	(207,953)	(0.01)
December 31, 2005	1,714	(730,719)	(0.09)
September 30, 2005	368	(441,653)	(0.05)
June 30, 2005	289	(69,704)	(0.01)
March 31, 2005	319	(51,610)	(0.01)
December 31, 2004	405	(93,997)	(0.01)
September 30, 2004	150	(64,533)	(0.00)

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7 Liquidity and Capital Resources

The Company reported working capital of $4,706,101 at June 30, 2006 compared to working capital of $1,516,866 at December 31, 2005, representing an increase in working capital by $3,189,235.

As at June 30, 2006, the Company had net cash on hand of $651,446 compared to $1,613,609 at December 31, 2005, a decrease in cash by $962,163. This decrease in cash resulted from outflows of cash utilized for operations of $537,743, purchase of short term investment of $4,000,000, acquisition of interests in resource properties and deferred exploration costs of $1,203,307, purchase of computer and equipment of $3,118 and share issuance costs of $367,099.

Current assets excluding cash at June 30, 2006 consist of amounts receivable of $75,766 and prepaid expenses of $10,000.

Current liabilities as at June 30, 2006 consist of accounts payable and accrued liabilities of $31,111.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

Financing for the Company operations was primarily done through equity financings. During the six month ended June 30, 2006, the Company completed the following non-brokered private placements:

a)	7,000,000 units at a price of $0.50 per unit for total gross proceeds of $3,500,000. Each unit consists of one common share and one-half share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share until May 11, 2007. The Company paid an aggregate of $238,175 as finders’ fees on a portion of this private placement.

b)	2,800,000 units at a price of $0.52 per unit for total gross proceeds of $1,456,000. Each unit consists of one common share and one-half share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.68 per share until May 19, 2007. The Company paid an aggregate of $94,041 as finders’ fees on a portion of this private placement.

As at June 30, 2006, the other sources of funds potentially available to the Company were through the exercise of 2,282,000 outstanding stock options, which expire between November 19, 2007 and June 11, 2011, and 8,298,376 outstanding share purchase warrants which expire between July 27, 2006 and July 27, 2007. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8 Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9 Transactions with Related Parties

During the six months ended June 30, 2006, the Company paid $35,000 (2005 – $30,000) for management fees and $9,000 (2005 – $6,000) for administrative fees to a company owned by directors of the Company.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005

On December 15, 2005 the Company entered into a contractor agreement with KAL Exploration Inc. (“KAL”), commencing January 1, 2006 for a one year period, whereby the Company will pay a maximum of $12,000 per month and a bonus payout of maximum of $120,000 per year to KAL for consulting services. Pursuant to the contractor agreement, the Company granted KAL 500,000 stock options exercisable at $0.32 per common share which expire one year from the date of grant and paid a total of $49,113 cash for consulting services.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10 Subsequent Events

The following events occurred subsequent to June 30, 2006:

a)	On July 11, 2006, the Company received an “Authorization for Uranium Exploration and Group 2 Minerals” covering 50,262 square kilometers of prospective land in northeast Mali, West Africa (the “Permits”). The Permits were issued by the Ministry of Mines and Energy and provide the Company with a renewable period for prospecting and selection of lease areas.

b)	The Company received $2,925 in proceeds from the exercise of 19,500 stock options.

c)	The Company received $159,900 in proceeds from the exercise of 533,000 warrants.

1.11 Proposed Transactions No disclosure necessary. 1.12 Critical Accounting Estimates

Not applicable.

1.13 Changes in Accounting Policies including Initial Adoption

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the Company’s financial statements during the six months ended June 30, 2006 and 2005.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company) Management Discussion & Analysis For the six months ended June 30, 2006 and 2005
1.14	Financial Instruments and Other Instruments

1.	Fair value of financial instruments

The carrying amounts of cash, restricted cash, short term investment, receivables, prepaid expenses, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair values of which are undeterminable until proven resource reserves have been established.

2.	Risk management

(a)	Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

(b)	Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

1.15 Other Requirements

Summary of Outstanding Share Data as at August 25, 2006:
1.	Authorized: unlimited common shares without par value. Issued and outstanding: 25,665,432 common shares.

2.	Stock options outstanding: 2,279,500.

3.	Warrants outstanding: 7,765,376.

4.	Shares in escrow: 271,268.

Additional disclosures pertaining to the Company’s technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the six months ended June 30, 2006 and 2005

On behalf of the Board of Directors, thank you for your continued support.

“Praveen Varshney” Praveen Varshney President & Director August 25, 2006